VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

February 28, 2008

Via EDGAR and Facsimile

Jennifer Hardy, Esq.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VeraSun Energy Corporation
Registration Statement on Form S-4
File No. 333-148315

Dear Ms. Hardy:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant VeraSun Energy Corporation (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be declared effective on Friday, February 29, 2008, at 12:00 p.m. Eastern Standard Time, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, nor do Staff comments or changes to disclosure in response to Staff comments foreclose the Commission from taking any such action; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Securities and Exchange Commission has declared the Registration Statement effective, please call Matthias Baudisch at Cravath, Swaine & Moore LLP at (212) 474-1512, and send written confirmation to the addresses listed on the cover of the Registration Statement.

Very truly yours,

VERASUN ENERGY CORPORATION,

By:	/s/ DANNY C. HERRON
Name:	Danny C. Herron
Title:	President and Chief Financial Officer